United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

September 5, 2024

Date of Report (Date of earliest event reported)

Evergreen Corporation

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41271	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Lot 1.02, Level 1,

Glo Damansara, 699,

Jalan Damansara, Taman Tun Dr Ismail,

60000 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: +1 786 406 6082

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	EVGR	The Nasdaq Stock Market LLC
Warrants	EVGRW	The Nasdaq Stock Market LLC
Units	EVGRU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement

On September 5, 2024, Evergreen Corporation (“EVGR” or the “Company”) entered into the Merger Agreement by and among EVGR, Evergreen Merger Corporation, a Cayman Islands exempted company and wholly owned subsidiary of EVGR (“PubCo”), Evergreen Merger Sub Inc. (“Merger Sub”), a company limited by shares registered in the British Virgin Islands and a wholly-owned subsidiary of PubCo, Forekast Limited., a company limited by shares registered in the British Virgin Islands (“Forekast”), and Forekast International Sdn. Bhd., a company organized under the laws of Malaysia and a wholly owned subsidiary of Forekast (“FISB”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) EVGR will reincorporate in the Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) after the Reincorporation Merger, Merger Sub will be merged with and into Forekast, resulting in Forekast being a wholly owned subsidiary of PubCo (the “Acquisition Merger” and together with the Reincorporation Merger, the “Business Combination”). In connection with the consummation of the Business Combination, EVGR will be renamed “Forekast Group.”

Consideration

The aggregate consideration for the Acquisition Merger is $105,000,000, payable in the form of 10,500,000 newly issued PubCo Ordinary Shares (the “Closing Payment Shares”) valued at $10.00 per share to Forekast and its shareholders. At the closing of the Acquisition Merger (the “Closing”), the issued and outstanding shares in Forekast held by the former Forekast shareholders will be cancelled and cease to exist, in exchange for the issuance of the Closing Payment Shares.

At the Closing, without any further action on the part of EVGR, PubCo, Merger Sub, Forekast or FSIB, each ordinary share of Forekast issued and outstanding immediately prior to the Closing shall be canceled and automatically converted into the right to receive, without interest, a number of PubCo Ordinary Shares equal in value to the quotient of the Closing Payment Shares divided by the fully diluted capitalization of Forekast. No certificates or scrip representing fractional PubCo Ordinary Shares will be issued pursuant to the Business Combination.

PubCo Board of Directors and Executive Officers

Immediately following the Closing, PubCo’s board of directors will consist of five directors, one of whom shall be designated by the Sponsor and four of whom shall be designated by Forekast. Pursuant to the second amended and restated memorandum and articles of association of PubCo as in effect as of the Closing, the post-closing board of directors will be a classified board with three classes of directors, with each class of directors serving a term of three years following the phase-in period for each class.

Representations and Warranties

In the Merger Agreement, Forekast and FSIB make certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Merger Agreement) relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) required consents and approvals; (d) non-contravention; (e) capital structure; (f) absence of bankruptcy proceedings, (g) financial statements, (h) liabilities, (i) absence of certain developments, (j) accounts receivable and accounts payable, (k) compliance with laws, (l) title to property, (m) international trade and anti-bribery compliance, (n) tax matters, (o) intellectual property, (p) insurance, (q) absence of litigation, (r) bank accounts and powers of attorney, (s) labor matters, (t) employee benefits, (u) environmental and safety, (v) related party transactions, (w) material contacts, (x) SEC matters, (y) brokers and other advisors, and (z) other customary representations and warranties.

In the Merger Agreement, EVGR, PubCo and Merger Sub make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) non-contravention, (d) brokers and other advisors, (e) capitalization, (f) issuance of the Merger Consideration, (g) consents and required approvals, (h) the trust account, (i) employees, (j) tax matters, (k) stock exchange listing, (l) reporting company status, (m) undisclosed liabilities, (n) SEC filings and financial statements, (o) business activities, (p) EVGR contracts, (q) absence of litigation, (r) investment company status; and (s) other customary representations and warranties.

Covenants

The Merger Agreement also contains, among other things, covenants providing for:

●	Each of Forekast, FISB and their subsidiaries operating its business in the ordinary course prior to the Closing and not taking certain specified actions without the prior written consent of EVGR;

●	FISB providing access to its books and records and providing information relating to its business to EVGR;

●	FISB delivering the financial statements required by EVGR to make applicable filings with the SEC;

●	EVGR maintaining its existing listing on Nasdaq until the Closing, or, in the event EVGR is delisted from Nasdaq, taking the necessary action on its part to cause the ordinary shares and warrants of EVGR be listed on OTC Markets Group and to maintain such listing, and obtaining approval of the listing of PubCo on Nasdaq and the continued listing of EVGR securities issued in connection with the IPO; and

●	EVGR keeping current, and timely filing, all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws.

Conduct Prior to Closing

From the date of the Merger Agreement until the earlier of the Closing or the date of termination of the Merger Agreement, the parties agreed, among other things, to the following:

●	The parties will not solicit, initiate, encourage or continue discussions with any third party with respect to any transaction other than the transactions contemplated or permitted by the Merger Agreement; and

●	EVGR, with the assistance of Forekast, will file and cause to become effective a proxy statement/prospectus of EVGR for the purpose of soliciting proxies from EVGR’s shareholders for approval of certain matters related to the transactions contemplated by the Merger Agreement.

Conditions to Closing

General Conditions

Consummation of the transactions contemplated by the Merger Agreement is conditioned on, among other things, (i) the absence of any order or provisions of any applicable law prohibiting the transactions or preventing the transactions; (ii) EVGR receiving approval of the Business Combination from its shareholders in accordance with EVGR’s existing memorandum and articles of association; (iii) the Nasdaq initial listing application with respect to the Business Combination having been approved by Nasdaq, and (iv) the SEC having approved the proxy statement/prospectus filed in connection with the Business Combination.

Forekast’s Conditions to Closing

The obligations of Forekast to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	EVGR complying with all of its obligations under the Merger Agreement in all material respects;

●	the representations and warranties of EVGR being true on and as of the Closing, other than as would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement); and

●	there having been no Material Adverse Effect to EVGR.

EVGR’s Conditions to Closing

The obligations of EVGR, PubCo and Merger Sub to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	the representations and warranties of Forekast being true on and as of the Closing, other than as would not reasonably be expected to have a Material Adverse Effect; and

●	Forekast complying with all of the obligations under the Merger Agreement in all material respects.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing upon mutual agreement of the parties or by:

●	EVGR, if Forekast and FSIB has breached any representation, warranty, agreement or covenant contained in the Merger Agreement, such that the conditions to EVGR’s obligations to close would not be met, and such breach has not been cured within the earlier of (A) February 28, 2025 (the “Outside Date”) and (B) thirty (30) days following the receipt by Forekast of a notice describing such breach;

●	Forkast, if EVGR, PubCo or Merger Sub has breached any representation, warranty, agreement or covenant contained in the Merger Agreement, such that the conditions to Forekast’s obligations to close would not be met, and such breach has not been cured within the earlier of (A) the Outside Date and (B) thirty (30) days following the receipt by EVGR a notice describing such breach;

●	either EVGR or Forekast, if the Closing has not occurred by the Outside Date, provided that the failure of the Business Combination to have been consummated on or before the Outside Date was not due to such party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

●	either EVGR or Forekast, if an Order (as defined in the Merger Agreement) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement shall be in effect and shall have become final and non-appealable; provided that this right shall not be available to a party if such Order was due to such party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

●	either Forekast or EVGR, if the Merger Agreement or the transactions contemplated thereby fail to be authorized or approved by EVGR shareholders;

●	Forekast, if EVGR’s board of directors shall have withdrawn, amended, qualified or modified its recommendation to the shareholders of EVGR that they vote in favor of Parent Proposals (as defined in the Merger Agreement); and

●	EVGR, if the shareholders of Forekast do not approve the Merger Agreement and the transactions contemplated thereunder.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is attached hereto as Exhibit 2.1.

Additional Agreements Executed at the Signing of the Merger Agreement

Holdings Shareholder Support Agreement

In connection with the Merger Agreement, the majority shareholder of Forekast entered into a shareholder support agreement (the “Holdings Shareholder Support Agreement”) with EVGR and Forekast, pursuant to which such shareholder agrees to vote the shares of Forekast it beneficially own in favor of each of the proposals to be included in the applicable written consent of Forekast’ shareholders, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The foregoing description of the Holdings Shareholder Support Agreement is qualified in its entirety by reference to the full text of the form of Holdings Shareholder Support Agreement, a copy of which is attached hereto as Exhibit 10.1.

Parent, Sponsor and Shareholder Support Agreement

In connection with the execution of the Merger Agreement, the sponsor of EVGR, Evergreen LLC (“Sponsor”) and certain shareholders of the Sponsor have each entered into a parent, sponsor and shareholder support agreement (the “Parent, Sponsor and Shareholder Support Agreement”) with Forekast and EVGR, pursuant to which the Sponsor and each such shareholder agreed to vote all EVGR Shares beneficially owned by them in favor of each of the proposals to be presented at the extraordinary general meeting, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The foregoing description of the Parent Shareholder Support Agreement is qualified in its entirety by reference to the full text of the form of Parent Shareholder Support Agreement, a copy of which is attached hereto as Exhibit 10.2.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Business Combination, PubCo will enter into the following additional agreements.

Lock-up Agreement

In connection with the Closing, the majority shareholder of Forekast will enter into a lock-up agreement (the “Lock-up Agreement”) with EVGR, pursuant to which it will agree, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any ordinary shares of PubCo or securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares held by them immediately after the Closing, or enter into a transaction that would have the same effect;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-up Agreement) with respect to any security of PubCo;

until the date that is six months after the Closing; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to the exceptions as set forth in the Lock-up Agreement. Without limitation to the foregoing, if after the Closing, there is a “Change of Control” of EVGR (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.3.

Item 7.01 Regulation FD Disclosure

On September 5, 2024, Forekast and EVGR issued a joint press release announcing the execution of the Merger Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

The information in this Item 7.01 (including Exhibits 99.1) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information About the Proposed Business Combination and Where to Find It

For additional information on the proposed transaction, see EVGR’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed transaction, EVGR intends to file relevant materials with the SEC, including a Registration Statement with the SEC, and will file any other documents regarding the proposed transaction with the SEC. EVGR’s shareholders and other interested persons are advised to read, when available, the Registration Statement and preliminary proxy statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Forekast and EVGR and the Business Combination. Promptly after the Registration Statement is declared effective by the SEC, EVGR will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement. Before making any voting or investment decision, investors and shareholders of EVGR are urged to carefully read the entire proxy statement, when available, and any other relevant documents filed with the SEC, as well as any amendments or supplements thereto, because they will contain important information about the proposed transaction. The documents filed by EVGR with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to EVGR at address Lot 1.02, Level 1, Glo Damansara, 699, Jalan Damansara, Taman Tun Dr Ismail, 60000 Kuala Lumpur, Malaysia.

Participants in the Solicitation

EVGR and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from EVGR’s shareholders in connection with the proposed transaction. A list of the names of those directors and executive officers and a description of their interests in EVGR will be included in the proxy statement for the proposed Business Combination when available at www.sec.gov. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Forekast and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of EVGR in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the AI market; (ii) Forekast’s growth prospects and market size; (iii) Forekast’s projected financial and operational performance; (iv) new product and service offerings by Forekast may introduce in the future; (v) the potential transaction, including the implied enterprise value and the likelihood and ability of the parties to consummate the potential transaction successfully; (vi) the risk the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of EVGR’s securities; (vii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the proposed Business Combination by the shareholders of EVGR (viii) the effect of the announcement or pendency of the proposed Business Combination on EVGR’s or Forekast’s business relationships, performance and business generally; (ix) the outcome of any legal proceedings that may be instituted against EVGR or Forekast related to the proposed Business Combination or any agreement related thereto; (x) the ability to maintain the listing of EVGR on Nasdaq; (xi) the price of EVGR’s securities, including volatility resulting from changes in the competitive and regulated industry in which Forekast operates, variations in performance across competitors, changes in laws and regulations affecting Forekast’s business and changes in the combined capital structure; (xii) the ability to implement business pans, forecasts, and other expectations after the completion of the proposed Business Combination and identify and realize additional opportunities; and (xiii) other statements regarding EVGR’s or Forekast’s expectations, hopes, beliefs, intentions and strategies regarding the future.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “outlook,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties.

You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EVGR’s final prospectus, dated February 8, 2022, for its initial public offering and, the Registration Statement and proxy statement relating to the transaction, which is expected to be filed by EVGR with the SEC, other documents filed by EVGR from time to time with SEC, and any risk factors made available to you in connection with EVGR, Forekast, and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of Forekast and EVGR) and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements. EVGR and Forekast caution that the foregoing list of factors is not exclusive.

No Offer or Solicitation

This press release relates to a proposed Business Combination between EVGR and Forekast, and does not constitute a proxy statement or solicitation of a proxy and does not constitute an offer to sell or a solicitation of an offer to buy the securities of EVGR or Forekast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of September 5, 2024, by and among Evergreen Corporation, Evergreen Merger Corporation, Evergreen Merger Sub Inc., Forekast Limited., and Forekast International Sdn. Bhd.
10.1	Form of Holdings Shareholder Support Agreement by and among Evergreen Corporation, the majority shareholders of Forekast Limited. and Forekast Limited.
10.2	Form of Parent Sponsor and Shareholder Support Agreement by and between Forekast Limited., Evergreen Corporation, Evergreen LLC and certain shareholders of Evergreen LLC.
10.3	Form of Lock-Up Agreement
99.1**	Press Release dated September 5, 2024
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.
**	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 10, 2024

EVERGREEN CORPORATION

By:	/s/ Liew Choon Lian
Name:	Liew Choon Lian
Title:	Chief Executive Officer